UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Baosheng Media Group Holdings Limited
Full Name of Registrant

Former Name if Applicable

East Floor 5 Building No. 8, Xishanhui Shijingshan District
Address of Principal Executive Office (Street and Number)

Beijing, The People’s Republic of China 100041
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 20-F for the fiscal year ended December 31, 2022 has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the Registrant. As a result, the Registrant is still in the process of compiling required information to complete the Form 20-F, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the fiscal year ended December 31, 2022. The Registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yujie Han	(+86) 010-82088021
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that there will be significant changes to its revenue, gross profit, and net income (loss) for the fiscal year ended December 31, 2022, as compared to those for the fiscal year ended December 31, 2021.

Specifically, (i) the Registrant’s revenue for the year ended December 31, 2022 is expect to be approximately $2,415,098, a decrease of $1,496,462, or 38.3%, from $3,911.560 for the fiscal year ended December 31, 2021; (ii) the Registrant’s gross loss for the year ended for the year ended December 31, 2022 is expect to be approximately $31,843, an increase of $1,865,887, or 101.7% from a gross profit of $1,834,044 for the fiscal year ended December 31, 2021; and (iii) the Registrant’s net loss for the fiscal year ended December 31, 2022 is expect to be approximately $22,549,953, an increase of $15,802,500, or 234.2% from a net loss of $6,747,453 for the fiscal year ended December 31, 2021.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Registrant’s forward-looking statements include, among other things, any changes to the Registrant’s anticipated financial results as a result of the Registrant’s independent registered public accounting firm completing its audit of the Registrant’s financial statements, the Registrant’s ability to complete and file future periodic filings with the U.S. Securities and Exchange Commission on a timely basis and other risks and uncertainties discussed more fully in the Registrant’s filings with the U.S. Securities and Exchange Commission.

Baosheng Media Group Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023
	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer and Chairperson of the Board of Directors

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